[Letterhead of PokerTek, Inc.]

October 12, 2005

Securities and Exchange Commission	VIA FACSIMILE
100 F Street, N.E.	(202) 772-9368

Washington, D.C. 20549

Re:	PokerTek, Inc. (the “Company”) Registration Statement on Form S-1, as amended (File No. 333-127181)

Ladies and Gentlemen:

In connection with its request that the above-referenced registration statement become effective at 4:30 p.m., Eastern Time, on Thursday, October 13, 2005, or as soon thereafter as may be practicable, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Chris Daniels

Chris Daniels

Chief Financial Officer